UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
MAVERICK TUBE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	43-1455766

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

16401 Swingley Ridge Road, Seventh Floor
Chesterfield, Missouri	63017

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, par value $.01 per share	New York Stock Exchange
Series I Junior Participating Preferred Stock	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates: 333-42144
Securities to be registered pursuant to Section 12(g) of the Act: Not Applicable

TABLE OF CONTENTS

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES
EXHIBIT INDEX
Maverick Tube Corporation, a Delaware corporation (the “Company”), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A/A (File No. 001-10651) filed with the Securities and Exchange Commission on September 26, 2000. The Company and Computershare Investor Services, LLC, a Delaware limited liability company, as successor to Harris Trust and Savings Bank (the “Rights Agent”), have entered into Amendment No. 1 to the Amended and Restated Shareholder Rights Agreement, dated as of June 12, 2006 (“Amendment No. 1”), to the Amended and Restated Shareholder Rights Agreement, dated as of September 20, 2000 (the “Rights Agreement”), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of June 12, 2006 (the “Merger Agreement”), by and among the Company, Tenaris S.A. and OS Acquisition Corporation. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Rights Agreement.
Amendment No. 1 provides that the execution and delivery of the Merger Agreement, the public announcement of such execution and delivery, the performance of the Merger Agreement and the consummation of the Merger (as defined in the Merger Agreement) or the transactions contemplated thereby will not cause (i) any of Tenaris S.A., OS Acquisition Corporation or any of their respective Affiliates or Associates to become an Acquiring Person or (ii) a (A) Flip-Over Transaction or Event, (B) Separation Time or (C) Stock Acquisition Date to occur.
Amendment No. 1 is filed as Exhibit 4.2 hereto and is incorporated herein by reference. The foregoing summary of Amendment No. 1 is qualified in its entirety by reference to the full text of such exhibit.
Item 1. Description of Registrant’s Securities to be Registered.
Common Stock:
     Each share of common stock, $0.01 par value per share (the “Common Stock”), has one vote on all matters to be voted upon by the stockholders of the Company. No share of the Company’s Common Stock affords any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of the Company’s Common Stock will be entitled to dividends in such amounts and at such times as the Company’s Board of Directors, in its discretion, may declare out of funds legally available for the payment of dividends. In the event of the Company’s liquidation, dissolution or winding up, the holders of the Company’s Common Stock are entitled to share ratably in all of the Company’s preferred stock, if any, then outstanding.
Series I Junior Participating Preferred Stock:
     On July 24, 1998, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (the “Right”) for each outstanding share of Common Stock of the Company (other than shares held in the Company’s treasury). The dividend distribution was paid to the stockholders of record at the close of business on August 3, 1998 (the “Record Time”). As of September 22, 2000 and in connection with the combination of its business with the business of Prudential Steel Ltd., an Alberta corporation (“Prudential”), pursuant to the Combination Agreement dated effective as of June 11, 2000 between the Company and Prudential, the Company undertook to distribute at a Separation Time (as defined below) to the then recordholders of exchangeable shares (the “Exchangeable Shares”) issued to the former shareholders of Prudential by Maverick (Canada) Ltd., a wholly owned Canadian subsidiary of the Company, one Right for each Exchangeable Share then held of record.
     Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-hundredth of a share of a new series of preferred stock, designated as Series I Junior Participating Preferred Stock (the “Preferred Stock”), at a purchase price of $50.00 (the “Exercise Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement between the Company and the Rights Agent.
     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and will be distributed to the then recordholders of the Exchangeable Shares, upon the earlier to occur of the following (“Separation Time”): (i) the day that a public announcement is made that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or (ii) the tenth day following the commencement of a tender offer or exchange offer that would result in a person or a group becoming the beneficial owners of 20% or more of such outstanding shares of Common Stock. Until the Separation Time, (i) the Rights will be evidenced, with respect to any of the Company’s Common Stock certificates outstanding as of and after the Record Time (other than shares held in the Company’s treasury), by such Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the record date declared for payment of the Rights will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding as of and after the Record Time will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     The Rights are not exercisable until the Separation Time. The Rights will expire at the close of business on July 23, 2008, unless earlier redeemed or exchanged by the Company, as described below.
     As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business at the Separation Time (except for any persons whose Rights have become void pursuant to the Rights Agreement) and then and thereafter such separate Rights Certificates alone will evidence the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock and Exchangeable Shares issued prior to the Separation Time will be entitled to Rights.
     The Exercise Price payable, and the number of one one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the issuance or distribution to holders of Common Stock of any other securities or assets under circumstances where such an adjustment is appropriate in order to protect the interests of holders of Rights generally. Upon exercise of Rights, no fractional shares of Preferred Stock, other than one one-hundredths of such shares, will be issued and, in lieu thereof, an adjustment in cash will be made based on a formula set forth in the Rights Agreement.
     In the event that any person shall become an Acquiring Person as defined in the second paragraph of this summary (such event being referred to herein as a “Flip-in Event”), each holder of a Right will thereafter have the right to receive, upon exercise, in lieu of one one-hundredth of a share of Preferred Stock, that number of shares of Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) having a market value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void, including for purposes of any subsequent Exchange (as defined below).
     For example, at an exercise price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share value of $25.00 at the time of a Flip-in Event, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $50.00.
     If, following a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company’s assets or earning power is sold or transferred (in one transaction or a series of transactions), or (iii) the Acquiring Person increases by more than 1% its percentage beneficial ownership of the Common Stock or any other class of stock of the Company or engages in certain self-dealing transactions with the Company (each such event a “Flip-over Event”), each holder of a Right (except Rights which previously have been voided as described in the second preceding paragraph) shall thereafter have the right to receive, upon the exercise of the Right and payment of the Exercise Price, common stock of the surviving or purchasing company or of the Acquiring Person (or, in certain cases, one of its affiliates) which at the time of such transaction has a market value equal to two times the Exercise Price.
     At any time after the occurrence of a Flip-In Event, the Company may elect to effect a full or partial exchange

(an “Exchange”) of shares of its Common Stock for Rights (other than Rights owned by an Acquiring Person which have become void), at an initial exchange ratio of one share of Common Stock for each Right owned, subject to adjustment. Alternatively, the Company may elect to effect such an Exchange using shares of its Preferred Stock instead of Common Stock, at an initial exchange ratio of one one-hundredth of a share of Preferred Stock for each Right owned, subject to adjustment, or other securities of the Company or assets having an equivalent value.
     At any time prior to the earlier of an Acquisition Event or the Expiration Time (as defined in the Rights Agreement), the Company may elect to redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.
     The Preferred Stock purchasable upon exercise of the Rights or issuable upon an Exchange will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided by law or in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times any quarterly dividend for such quarter declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment equal to the greater of $100 or 100 times the payment made per each share of Common Stock. Shares of Preferred Stock will have 100 votes on all matters submitted to a vote of the stockholders of the Company, subject to adjustment. The rights of the Preferred Stock are protected by customary anti-dilution provisions. Fractions of shares of Preferred Stock in integral multiples of one one-hundredth of a share will be issuable; however, the Company may elect to distribute depository receipts in lieu of such fractions of shares. In lieu of fractional shares of Preferred Stock other than integral multiples of one one-hundredth of a share, an adjustment in cash will be made based on one hundred times the market price of the Common Stock on the last trading date prior to the date of exercise.
     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to receive dividends.
     While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above, or are exchanged as provided above.
     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Separation Time. After the Separation Time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or to make changes that do not adversely affect the interests of holders of Rights generally.
     As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.
     Because the Rights could cause substantial dilution to a person or group that acquires 20% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company, they do have certain anti-takeover effects. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders prior to the Flip-in date, because the Rights can be redeemed before the consummation of such transaction.
     The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.
     On June 12, 2006, the Agreement and Plan of Merger, dated June 12, 2006 (the “Merger Agreement”), was entered into by Tenaris S.A., OS Acquisition Corporation and the Company. Pursuant to the Merger Agreement, the Company agreed to amend the Rights Agreement. Pursuant to such amendment, and notwithstanding the preceding description, none of Tenaris S.A., OS Acquisition Corporation or any of their respective Affiliates or Associates shall be deemed an Acquiring Person. Furthermore, none of Flip-Over Transaction or Event, a Separation Time or a Stock Acquisition Date shall be deemed to have occurred as a result of the execution and delivery of the Merger Agreement, the public announcement of such execution and delivery, the performance of the Merger Agreement or the consummation of the Merger (as defined in the Merger Agreement) or the other transactions contemplated thereby.
Item 2. Exhibits.

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Shareholder Rights Agreement, dated as of September 22, 2000, between Maverick Tube Corporation and Harris Trust and Savings Bank, which includes as Exhibit A thereto the Form of Preferred Stock Rights Certificate (incorporated by reference to Exhibit 5 to the Company’s Registration Statement on Form 8-A/A filed on September 26, 2000).

4.2	Amendment No. 1 to Amended and Restated Shareholder Rights Agreement, dated as of June 12, 2006, between Maverick Tube Corporation and Computershare Investor Services, LLC, as successor to Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on June 13, 2006).

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MAVERICK TUBE CORPORATION

June 13, 2006	By:		/s/ Joyce M. Schuldt

		Name:	Joyce M. Schuldt
		Title:	Senior Vice President — Finance,
Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

4.1	Amended and Restated Shareholder Rights Agreement, dated as of September 22, 2000, between Maverick Tube Corporation and Harris Trust and Savings Bank, which includes as Exhibit A thereto the Form of Preferred Stock Rights Certificate (incorporated by reference to Exhibit 5 to the Company’s Registration Statement on Form 8-A/A filed on September 26, 2000).

4.2	Amendment No. 1 to Amended and Restated Shareholder Rights Agreement, dated as of June 12, 2006, between Maverick Tube Corporation and Computershare Investor Services, LLC, as successor to Harris Trust and Savings Bank (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on June 13, 2006).